5 Carlisle Road

Westford, MA 01886

www.cynosure.com

t    978 256 4200

t    800 886 2966

f    978 256 6556

July 22, 2015

By EDGAR Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Cecilia Blye

Re:	Cynosure, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 13, 2015

File No. 0-51623

Ladies and Gentlemen:

This letter is in response to the letter (the “Letter”) dated July 8, 2015 from Cecilia Blye, Chief, Office of Global Security Risk, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), to Timothy W. Baker, the President, Chief Operating Officer and Chief Financial Officer of Cynosure, Inc. (the “Company” or “Cynosure”). The responses are keyed to the numbering of the comments and the headings used in the Letter.

General

1. You state, on pages 49 and F-18 of the 10-K, that you acquired substantially all the assets and certain of the liabilities of Ellman International in September 2014. You state, on page 22 of Exhibit 99.1 to the amended 8-K filed November 7, 2014, that Ellman made unlicensed exports of medical equipment to Syria. We note also that your website accepts information requests from persons in countries including Sudan.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, distributors, partners, joint venture or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

The Company takes its obligation to comply with all applicable laws and regulations seriously and is committed to maintaining strict compliance with applicable U.S. economic sanctions and export controls. The Company has in place related policies and procedures, which

U.S. Securities and Exchange Commission

July 22, 2015

the Company periodically evaluates and continues to improve upon. In that regard, the Company notes the Staff’s comment regarding the Company’s website and advises the Staff that the website has been updated to no longer accept information requests from persons identifying themselves as being in Sudan or Syria.

In response to the Staff’s request, the Company describes below the nature and extent of the contacts between the Company and its subsidiaries, on the one hand, and Sudan or Syria, on the other hand.

Sudan: To the Company’s knowledge, the Company and its subsidiaries have not, directly or indirectly, entered into any agreements, commercial arrangements or other contracts in Sudan. Further, to the Company’s knowledge, the Company and its subsidiaries have not, directly or indirectly, sold or distributed products or otherwise conducted business in Sudan. The Company anticipates no changes in the nature or extent of its or its subsidiaries’ activities or contacts in Sudan.

Syria: As the Staff notes, the Company acquired all or substantially all of the assets of Ellman International, Inc. (“Ellman”) in September 2014 (the “Acquisition”). Several years prior to the Acquisition, Ellman management discovered that Ellman had made unlicensed exports of medical equipment to Syria and disclosed these apparent violations of the Export Administration Regulations to the U.S. Department of Commerce in November 2008. After Ellman became aware of the violations, and several years prior to the Acquisition, Ellman implemented remedial measures to help ensure that unauthorized sales would not occur in the future. To the Company’s knowledge, no further sales into Syria occurred after Ellman’s November 2008 voluntary disclosure. These unlicensed exports are not in any way attributable to the Company.

In March 2014, as the Company previously disclosed to the Office of Export Enforcement, Bureau of Industry and Security (“BIS”) of the U.S. Department of Commerce, the Company learned that one of its third-party distributors had sold and shipped one of the Company’s products, a V Star Laser System, to another company, which, in turn shipped the system to a university hospital customer located in Syria. The Company’s V Star Laser System is used for dermatology treatment purposes and has a sale price of $56,050. The Company was unaware of, and did not sanction, this resale. The Company’s sale to its third party distributor, like all of its other sales to this third-party distributor, was undertaken pursuant to the terms of a distributor agreement between the Company and the third-party distributor that limited resales to the territory of Italy. The distributor agreement also required the third-party distributor’s compliance with U.S. export controls in all events in connection with its use and disposition of the product. At the Company’s request upon learning of this sale in violation of the applicable distributor agreement, the product was shipped back to Italy. Cynosure has since applied to BIS’s licensing division for a license that would permit the shipment of the product back to Syria if and only if such license is obtained.

U.S. Securities and Exchange Commission

July 22, 2015

Other than as described above, to the Company’s knowledge, the Company and its subsidiaries have not, directly or indirectly, entered into agreements, commercial arrangements or other contracts in Syria. Further, to the Company’s knowledge, other than as described above, the Company and its subsidiaries have not, directly or indirectly, sold or distributed products or otherwise conducted business in Syria. The Company anticipates no changes in the nature or extent of its or its subsidiaries’ activities or contacts in Syria.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

The Company has analyzed its contacts with Sudan and Syria from a quantitative and qualitative perspective.

The Company does not believe that the sales into Syria by Ellman are either qualitatively or quantitatively material to the Company because (a) Ellman’s management reported these sales to appropriate regulatory authorities and the matter was resolved well in advance of the Acquisition, (b) the sales preceded the Acquisition by years, and do not reflect on the Company’s business practices, (c) the dollar amount of the sales is quantitatively immaterial (nor was it attributable) to the Company, and (d) remedial measures were implemented to help ensure that unauthorized sales would not occur in the future.

With respect to the 2014 indirect sale into Syria, as noted in response to Comment 1, when the transaction was discovered, the Company promptly took steps to remediate the matter in order for such sale to comply with U.S. export controls. Therefore, the Company does not believe that the unauthorized transaction is qualitatively material. Further, the amount involved was only $56,050, which is not quantitatively material to the Company.

Given the Company’s lack of contacts in Sudan, and its single, non-sanctioned, indirect contact in Syria (through the customer of a third-party distributor that did not comply with its contractual obligations), the Company does not believe that these matters present a material investment risk to its investors or to the Company’s reputation.

U.S. Securities and Exchange Commission

July 22, 2015

*  *  *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require additional information, please contact the undersigned by telephone at (978) 367-2325 or electronically at panastos@cynosure.com. Thank you for your assistance.

Very truly yours,

/s/ Peter C. Anastos
Peter C. Anastos
Senior Vice President, General Counsel and Secretary

cc:	Timothy W. Baker, President, Chief Operating Officer and Chief Financial Officer, Cynosure, Inc.
Jason L. Kropp, Wilmer Cutler Pickering Hale and Dorr LLP